UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SolarEdge Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36894
(State or other jurisdiction of incorporation)	(Commission file number)

1 HaMada Street Herziliya Pituach, Israel	4673335
(Address of principal executive offices)	(Zip code)

Asaf Alperovitz

972 (9) 957-6620

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended.

Section 1 - Conflict Minerals Disclosures

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

SolarEdge Technologies, Inc. (the “Company”) evaluated its current products and determined that certain products it manufactures or contracts to manufacture contain conflict minerals originating in the Democratic Republic of the Congo or adjoining countries. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report.

A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2025, is provided as Exhibit 1.01 to the Specialized Disclosure Report and is publicly available on the Company’s corporate website at http://investors.solaredge.com/phoenix.zhtml?c=253935&p=irol-govHighlights

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Exhibit Number	Description

1.01	Conflicts Minerals Report for the reporting period January 1, 2025, to December 31, 2025

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SolarEdge Technologies, Inc. By: /s/ Dalia Litay Dalia Litay Chief Legal Officer & Corporate Secretary

Dated: May 28, 2026

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